

Mail Stop 3561

September 22, 2015

Gil Beyen
Chief Executive Officer
ERYTECH Pharma S.A.
Bâtiment Adénine, 60 Avenue Rockefeller
69008 Lyon France

Re: **ERYTECH Pharma S.A.**
        Amendment No. 1 to
        Draft Registration Statement on Form F-1
        Submitted September 8, 2015
        CIK No. 0001624422

Dear Mr. Beyen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note you have filed several exhibits pursuant to a request for confidential treatment. We will provide any comments we have on your application for confidential treatment under separate cover. Please confirm your understanding that we will not be in a position to accelerate the effective date of this registration statement until any outstanding issues relating to your application for confidential treatment are resolved.

Prospectus Cover Page

2. Please disclose on the cover page a bona fide price range of the offered securities. If you intend to price the securities based on a Euronext Paris price, you may disclose a percentage range based on that price (for example, 10% of the Euronext Paris price) within which you intend to price the securities. Refer to Item 501(b)(3) of Regulation S-K.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 64

3. Reference is made to the table at the top of page 65. With respect to warrants granted during 2015, it appears that the exercise price for each of the grants were issued at an exercise price significantly below the fair value per share price of your ordinary share at grant date. We note from your disclosure at the bottom page 109 that BSPCE warrants are granted at an exercise price at least equal to the fair market value of an ordinary share on the date of grant. Please tell us and revise to disclose whether this is also true for warrants granted under the BSA plan. If so, please explain why warrants were granted at an exercise price significant below fair value during 2015 or alternatively, revise your filing to correct the discrepancy.

Agenda and conduct of Annual Shareholders' Meetings, page 122

4. We note your response to our prior comment 19. Please include the substance of your response to add clarity to the referenced disclosure.

You may contact Aamira Chaudhry at (202) 551-3389 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Brian Leaf
        Cooley LLP